April 20, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. James J. Murren
President, Chief Financial Officer and Treasurer
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Re:	MGM Mirage
	Form 10-K for the year ended December 31, 2005
	Commission file #: 001-10362

Dear Mr. Murren:

We have reviewed your April 17, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2005

Notes to the Financial Statements

Note 2. Significant Accounting Policies and Basis of Presentation

- Financial Statement impact of Hurricane Katrina, page 55

1. We note from your response to our prior comment 3 that your insurance policy includes undifferentiated coverage for both property damage and business interruption on a combined basis and you will ultimately submit one combined claim for both property damage and business interruption. In future filings, please disclose the nature of the insurance policy as well as your policy for accounting for the insurance proceeds.


Form 8-K furnished on February 23, 2006

2. We note from your response to our prior comment 6 that you believe
Adjusted Earnings is useful to investors because transactions are unique in nature, because items are not related to performance of core operations, and because the timing and amounts vary from period to period. Asset impairments do not appear to be unique to your business. With regard to the performance of "core operations," it would appear to us that property transactions and pre-opening costs are fundamental to your business, as evidenced by your history of buying and selling properties, improving properties, and opening new properties. The fact that amounts vary from period to period does not justify their elimination from your earnings. We also believe that because these types of expenses have occurred in past years and we have not seen evidence that they will not occur in the future, they most likely will affect future operating prospects. Question 8 of the
Staff`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003 states that non-GAAP financial measures that eliminate recurring items more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. We do not believe that your response suggests that any of the adjustments to earnings or EPS will cease recurring in the near future. Also, we believe that significant items which vary as to timing and amounts can be separately discussed in your press releases without eliminating them from earnings. Please either revise your adjusted earnings and EPS amounts to exclude recurring items or items that are reasonably likely to recur or, alternatively, provide us with a draft of the proposed disclosure regarding investor usefulness which includes substantive reasons why these non-GAAP financial measures provide useful information to investors.

3. We note from your response to our prior comment 7 that your position regarding the usefulness of eliminating certain items from
Adjusted EBITDA is mostly described in your response to our prior comment 6. You also state you use EBITDA to evaluate the performance of personnel. Unless you believe this fact is material to investors, it need not be disclosed pursuant to Item 10(e)(1)(i)(D) of Regulation
S-K. Please consider our comment above and provide us with a draft of the proposed disclosure regarding investor usefulness which includes substantive reasons why adjusting EBITDA for these items provides useful information to investors. Please ensure your proposed disclosure also addresses the usefulness of eliminating the components of EBITDA itself, such as depreciation and amortization. For example, please explain why you believe it is useful for investors to disregard costs which are paid for in advance, like depreciation, when evaluating your operating performance, as opposed to using operating income which includes such costs.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or Lyn Shenk at
202-
551-3380 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. James J. Murren
MGM Mirage
April 20, 2006
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